July 18, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attention: Pearlyne Paulemon and Pam Long

Re: Cantor Equity Partners IV, Inc.

Draft Registration Statement on Form S-1

Submitted March 31, 2025

CIK No.: 0002034267

Ladies and Gentlemen:

Cantor Equity Partners IV, Inc. (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission contained in the Staff’s letter dated April 25, 2025 (the “Letter”) regarding the above-referenced Draft Registration Statement on Form S-1 (the “Registration Statement”) submitted on March 31, 2025. For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold font type.

Draft Registration Statement on Form S-1

Cover Page

1.	We note your disclosure regarding the maintenance of a 20% interest of the founder shares in the event of an increase or decrease in the size of the offering. Please also state whether the issuance of additional shares to maintain this interest may result in a material dilution of the purchasers' equity interests, here and elsewhere in the prospectus where similar disclosure appears. See Items 1602(a)(3) and 1602(b)(6) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page and elsewhere, as appropriate, in the Registration Statement to address the Staff’s comment.

Summary

Summary of Risk Factors, page 36

2.	Please revise the fourth bullet on page 38 to specifically discuss that you currently have three Active Cantor SPACs that are also actively searching for target businesses, and that you expect potential target businesses to be presented to you and the other Active Cantor SPACs based on factors including which SPAC went public first, as you discuss on page 34 and elsewhere.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure throughout the Registration Statement, as appropriate, to address the Staff’s comment.

* * * * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Stuart Neuhauser, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Very truly yours,

CANTOR EQUITY PARTNERS IV, INC.

By:	/s/ Brandon Lutnick
Name:	Brandon Lutnick
Title:	Chief Executive Officer

cc:	Stuart Neuhauser, Esq.

[Signature Page to Response Letter to the SEC – Form S-1 Registration Statement of Cantor Equity
Partners IV, Inc. – July 2025]